January 6, 2011

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: H. Christopher Owings Assistant Director

Re:
iGambit, Inc. (File No. 000-53862) (the “Company”)
Amendment No.3 to Registration Statement on Form 10
Filed December 6, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed September 13, 2010
Form 10-Q/A for Fiscal Period Ended March 31, 2010
Filed September 13, 2010
Form 10-Q for Fiscal Period Ended June 30, 2010
Filed August 16,2010
Form 10-Q for Fiscal Period Ended September 30, 2010
Filed November 22, 2010

Dear Mr. Owings:

The purpose of this letter is to provide the Company’s responses to the December  20, 2010 Comment Letter (the “4th Comment Letter”) to Mr. John Salerno, Chief Executive Officer of iGambit, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the 4th Comment Letter.  For your convenience, we have restated the comments from the 4th Comment Letter below followed by the Company’s responses.

General

COMMENT 1.
We note your response to comment one in our letter dated October 6, 2010 and await the filing of the relevant amendments. Please also include your Form 10-Q for the fiscal period ended September 30, 2010 in your revisions consistent with that comment.

Response:
The Company will file an amendment to the Form 10-K for the fiscal year ended December 31, 2009 and amendments to Form 10-Q for the fiscal period March 31, 2010, and Form 10-Q for the fiscal period ended June 30, 2010, and  10-Q for the fiscal period ended September  30, 2010 applying all comments relating to the Form 10, as applicable.  Pursuant to discussions between the

New York Cleveland Toledo Akron Columbus Cincinnati Washiigton, D.C. Tallahassee Orlando Fort Myers Naples Fort Lauderdale

U.S. Securities and Exchange Commission
H. Christopher Owings
January 6, 2011

Company and the Staff, the Company will file the foregoing amendments promptly upon the resolution of all outstanding Staff comments set forth in the 4th Comment Letter and the Staff’s completion of its review.

Amendment No.3 to Registration Statement on Form 10

Item 2. Financial Information. page 13

Management's Discussion and Analysis of Financial Condition and Results of Operations. page
14

Liquidity and Capital Resources. page 16

COMMENT 2.
We reviewed your response to comment three in our letter dated October 6, 2010. As previously requested, please tell us why Gotham net loss for the year ended December 31, 2009 and nine months ended September 30, 2010 as presented are not non-GAAP measures as defined at Item 10(e)(2) of Regulation S-K. In addition, based on the tables provided in response to comment three it appears that discrete financial information is available for Gotham and iGambit.  If not, please advise. If so, please tell us the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9 and explain your consideration of providing the disclosures at ASC 280-10-50-20 through 50-42 in the notes to your financial statements.

Response:
The Company has only one revenue generating source which is derived from its only operating subsidiary Gotham, as such segment reporting is not required.  The Operations of Gotham are recorded in accordance with Generally Accepted Accounting Principles and consolidated with the parent iGambit, Inc.

Annual Financial Statements. page F-I

Report of Independent Registered Public Accountant. page F -I

COMMENT 3.
Your auditor should include an explanatory paragraph in his report referring to the restatement described in Note 4 and date the report appropriately. Refer to Auditing Standards Codification Sections AU 420.12 and 530.05.

Response:	Upon the guidance of our auditor we have not amended our filing to include an explanatory paragraph in our auditor report referring to the restatement described in Note 4.

According to our auditor, after referring to Auditing Standards Codification Sections AU 420.12 and 530.05, the auditor report remains unchanged primarily due to "materiality" and also for the following reasons:

U.S. Securities and Exchange Commission
H. Christopher Owings
January 6, 2011

1) The auditor work papers indicate that we have properly disclosed "Restated" on the financial statements.

2) The restatement does not conflict with the audit as it relates to audit materiality (the restatement is 3% - i. e. the Additional Paid In Capital of $2,448,413 as compared to the net decrease of $24,474 ($73,974-$49,500) is less than 1%).

3) The auditor has concluded his audit without change stating that his audit work papers are "inspected by PCAOB" and they would conclude this opinion letter change to not be required within the auditing standards."

Consolidated Statements of Cash Flows, page F -5

COMMENT 4.
We reviewed your response to comment ten in our letter dated October 6, 2010. It appears that net cash provided by discontinued operations for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows still is not consistent with the disclosure of cash received from DDC disclosed on page 9. Further, the disclosure of cash received from DDC disclosed in your discussion of cash flow activity beginning on page 16 appears inconsistent and/or incomplete when comparing the discussion to the disclosure of cash received from DDC disclosed on page 9 and the net cash provided by discontinued operations for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows. Please revise and/or reconcile for us the amounts disclosed on page 9, in your discussion of cash flow activity beginning on page 16 and the net cash provided by discontinued operations for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows.

Response:
We have updated the “Liquidity and Capital Resources” section of the Form 10 and reconciled the Cash Flow statements to the amounts disclosed on page 9, for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009.  Particularly, we have broken down the net income from discontinued operations in our discussion to disclose the amounts of Net Income from discontinued operations attributed to Cash Received, as itemized on page 9 and the amount offset by an increase in the accounts receivable included in the assets from discontinued operations.

COMMENT 5.
We reviewed your response to comment 11 in our letter dated October 6, 2010. Please explain why your classification of the $141,538 repayment of prepaid contingencies as net cash used in operating activities rather than a non-cash activity, considering the disclosure in the second paragraph on page F -9 that this amount was repaid with contingency payments retained by DDC, or net cash used in financing activities complies with the guidance in ASC 230.

U.S. Securities and Exchange Commission
H. Christopher Owings
January 6, 2011

Response:
Our classification of the $141,538 repayment of prepaid contingencies as net cash used in operating activities rather than as a non-cash activity complies with the guidance in ASC 230 because cash payments were made to Digi-Data subsequent to receipt of 25% of quarterly contingency payments earned and received from Digi-Data.  The disclosure of prepaid contingency under Note 2 has been revised to properly indicate the transaction.

COMMENT 6.	We note the changes made to your statements of cash flows for the years ended December 31, 2009 and December 31, 2008 and the nine months ended September 30,
2009. Please tell us your consideration of labeling the statements of cash flows for the years ended December 31, 2008 and the nine months ended September 30, 2009 as restated. Please also tell us your consideration of providing the disclosures at ASC 250-10-50-7 regarding corrections of errors.

Response:
The statements of cash flows for the year ended December 31, 2008 and for the nine months ended September 30, 2009 have been revised to label such as restated.  The restatement footnotes in the December 31, 2009, March 31, 2010, June 30, 2010, and September 30, 2010 financial statements have been revised to provide the disclosures at ASC 250-10-50-7 regarding corrections of errors.

Notes to Financial Statements. page F -6

Note 4. Restatement of Prior Period Consolidated Financial Statements, page F-11

COMMENT 7.
We reviewed your revision made in response to comment eight in our letter dated October 6, 2010 noting that you revised to recognize $49,500 of compensation expense from vested warrants in the three month period ended June 30, 2010. Please tell the amount of stock based compensation expense recognized from both warrants and options in the three month periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and explain why the compensation expense recognized complies with ASC 718. In this regard, please explain why this footnote does not refer to any stock based compensation expense being recognized in the three months ended March 31, 2010 and why this footnote and the statement of stockholders' equity for the nine months ended September 30, 2010 on page F-20 does not refer to stock based compensation related to options.

Response:
There were no stock options or warrants that vested until May 26, 2010, therefore no compensation expense was recognized in the three months ended March 31, 2010.  Stock based compensation expense of $33,600 for stock options granted to directors was recognized in the three months

U.S. Securities and Exchange Commission
H. Christopher Owings
January 6, 2011

ended September 30, 2010.  The statement of stockholders’ equity for the nine months ended September 30, 2010 presented compensation for vested warrants of $83,100.  Such statement has been revised to include the correct presentation of compensation for vested warrants of $49,500 and compensation for vested stock options of $33,600.

COMMENT 8.
Please tell us whether you intend to reconsider the adequacy of your previous disclosures in your periodic reports regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures in light of the restatements. Also tell us whether you intend to amend your periodic reports to revise your disclosure and describe the effect of the restatement on the officers' conclusions regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures. If your certifying officers' conclude that your internal controls over financial reporting and disclosure controls and procedures are effective despite the restatement, please tell us the basis for the officers' conclusions.

Response:	We have reconsidered the adequacy of our previous disclosures regarding the effectiveness of our internal controls over financial reporting and we have amended such disclosure as follows:

Subsequent to the Evaluation Date, on October 26, 2010 our Board of Directors determined that our consolidated financial statements for the fiscal year ended December 31, 2009, the three months ended March 31, 2010, and the six months ended June 30, 2010 could no longer be relied upon as they contained errors. These errors related to the income tax provision, goodwill, compensation from vested warrants, and reclassifications in the statements of cash flows. The Tax provision for the year ended December 31, 2009 was overstated by $107,559 as a result of an unclaimed tax deduction for payment of deferred compensation on the Company’s 2009 tax return.  Goodwill and additional paid-in capital were overstated by $73,974 in the year ended December 31, 2009 in reporting the acquisition of Gotham.  Stock-based compensation expense of $49,500 for 550,000 warrants that vested on May 26, 2010 was not recorded in the three months ended June 30, 2010.  Lastly, the repayment of prepaid contingencies and payment for unpaid compensation were incorrectly classified as financing activities rather than as operating activities in the statements of cash flows.  As a result of these errors, our management has determined that we failed to maintain effective controls. Accordingly, management determined that these control deficiencies constitute material weaknesses. A material weakness is a control deficiency or combination of control deficiencies that result in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. As a result of these material weaknesses, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2009. Our management believes that remediation measures are required in order to

U.S. Securities and Exchange Commission
H. Christopher Owings
January 6, 2011

improve our disclosure controls, due primarily to inadequate staffing within the finance and accounting group. However, there are no assurances that until such time as we correct these internal deficiencies that our financial statements will not contain errors in future periods.

Note 1. Organization and Basis of Presentation, page F-6
Business Acquisition, page F-6

COMMENT 9.
We reviewed your response to comment 12 in our letter dated October 6, 2010 as well as the revisions made in response to this comment. As previously requested, please explain how you identified and recognized the assets acquired in the business combination including your consideration of recognizing intangible assets such as favorable or unfavorable sales contract terms. Refer to ASC 805-20. Please also tell us how the assets identified and recognized differ from the book value of Jekyll's assets prior to the acquisition. In addition, see the comments below regarding the accounts receivable purchased and the valuation of the common shares and options issued as consideration.

Response:
Management performed a detailed analysis of the assets acquired at the time of the acquisition and determined the fair market value was the historical book value. The Company did not acquire any sales contracts as part of the acquisition in accordance with ASC-805-20. The excess of the fair value of the stock issued was recorded as goodwill.

COMMENT 10.
We reviewed your response to comment 13 in our letter dated October 6, 2010 and note your statement that the accounts receivable purchased were in good standing. We also note your independent public accountant disclosure on page F-38 that Jekyll should have had a $46,000 accounts receivable reserve as of September 30, 2009. Please reconcile this apparent discrepancy.

Response:
At September 30, 2009 iGambit Inc.’s management performed a financial due diligence review of the assets purchased and determined that the accounts receivables were in good standing for which we paid dollar for dollar.

In the fourth quarter of 2009 one of the customers experienced some financial problems and a reserve of $65,000 was recorded at December 31, 2009.  This was acceptable to the auditor when the December 31, 2009 Form 10K was filed.

In July 2010 we entered into a revenue share agreement that will eventually recover the reserve for the customer.

In October 2010, the auditor performed the Jekyll audit with the benefit of over 12 months of hindsight.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and

U.S. Securities and Exchange Commission
H. Christopher Owings
January 6, 2011

assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Accordingly, management believes that the loss of $65,000 was recorded in the proper period and no adjustments are necessary to the September 30, 2009 Jekyll Island Ventures Inc. financial statements.

Note 6. Stock Based Compensation, page F-12

COMMENT 11.
Reference is made to your response to comment 29 in our letter dated July 1, 2010 in which you state that that the measurement dates used for the warrants granted to the securities broker firm and securities law firm comply with FASB ASC 505-50-30-11 and 505-50-30-12. Please tell us the measurement dates used for these warrants granted through and including September 30, 2010 explaining why such measurement dates comply with FASB ASC 505-50-30-11 and 505-50-30-12. Please also see the comment below regarding the valuation of common shares used in the valuation of warrants.

Response:
We issued the warrants as additional consideration for services. The Warrants vest over a period of four years. In accordance with  FASB ASC 505-50-30-11 and 505-50-30-12 we determined the correct measurement date is when the counterparty has earned the warrants, which is the vesting date.

COMMENT 12.
Please tell us if the weighted average grant-date fair value of the warrants and options disclosed as $0.10 in the tables on page F-12 and F-27 represent the fair value of the warrants and options, the common shares underlying the warrants and options, or both. If both, please confirm that the option pricing model used computed a grant-date fair value of $0.10 using a $0.10 per common share fair value and the assumptions disclosed on page F-13 and F-27. If the amount disclosed represents only the fair value of the common shares underlying the warrants and options, please disclose the weighted average grant date fair value of the warrants and options. Refer to ASC 718-10-50-2d.1.

Response:
The weighted average grant-date represents both the fair value of the warrants and options, and the common shares underlying the warrants and options.  The warrants and options were valued in accordance with the Black-Scholes pricing model.

COMMENT 13.
We reviewed your responses to comments 12 and 14 in our letter dated October 6, 2010, your response to comment 29 in our letter dated July 1, 2010 and your disclosures throughout the Registration Statement. It appears that you have used a $0.10 common share fair value when: 1) valuing the common shares and the common shares underlying options issued in the DOC acquisition, 2) valuing the common shares underlying options and warrants granted in the years ended December 31, 2008 and December 31, 2009 and the nine months ended

U.S. Securities and Exchange Commission
H. Christopher Owings
January 6, 2011

September 30,2010, and 3) measuring the common shares underlying the warrants granted to the securities broker firm and securities law firm in compliance with FASB ASC 505-50-30-11 and 505-50-30-12 as of the end of each reporting period. If not, please advise. If so, please explain why the fair value of your common shares has not changed from December 31, 2008 through September 30, 2009 considering the expiration of a significant portion of the five year contingency payment term with DDC, the issuance of any securities and the purchase and of Jekyll.

Response:
On December 31, 2008 we estimated the future cash flows from the contingency revenue agreement with Digi-Data. The Actual cash received was greater than what we estimated to receive. Upon re-evaluating the future discounted cash flows at September 31, 2009 we determined the share price of $.10 still appeared reasonable.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.
Very truly yours,

    /s/  Clint J. Gage
    Clint J. Gage

IGAMBIT, INC.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

January 6, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:                      H. Christopher Owings, Assistant Director

Re:	iGambit, Inc. (File No. 000-53862) (the “Company”)

Dear Mr. Owings:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IGAMBIT, INC.

By:             /s/           John Salerno
John Salerno
Chief Executive Officer